UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                        Commerce Group Corp.
                          (Name of Issuer)

                   Common Shares, $0.10 Par Value
                   (Title of Class of Securities)

                             200654-10-1
                           (CUSIP Number)

                         Edward A. Machulak
                             President
                        Commerce Group Corp.
                       6001 North 91st Street
                  Milwaukee, Wisconsin  53225-1795
                           (414) 462-5310

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           August 31, 2009
       (Date of Event, which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.
240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

                           CUSIP No. 200654-10-1

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1. Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).  Sylvia Machulak (SM)

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [X]

       SM may be deemed to be a member of a group because she votes in concert with the Issuer's common shares owned by the Sylvia Machulak Rollover Individual Retirement Account (SM RIRA). This definition of a group may also include 3,213,600 of the Issuer's common shares owned by General Lumber & Supply Co., Inc. (General), a corporation in which her deceased husband, Edward L. Machulak owned approximately 55% of General's common shares, the 1,291,072 common shares owned by her deceased husband, Edward L. Machulak, and the 2,353,670 shares owned by the Edward L. Machulak Rollover Individual Retirement Account (ELM RIRA). The estate of Edward L. Machulak has not yet been probated.

   (b) [  ]

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3. SEC Use Only

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4. Source of Funds (See Instructions)

   PF - Paid by cancellation of a promissory note issued and due to SM by General.

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5. Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)  N/A

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6. Citizenship or Place of Organization

   United States' citizen; born in Milwaukee, Wisconsin.
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

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

   Sylvia Machulak - 3,651,786 common shares including 3,213,600 share purchase from General reported herein.

   Sylvia Machulak RIRA - 342,781 common shares.

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8. Shared Voting Power

   SM's deceased husband, Edward L. Machulak, owned 1,291,072 common shares and his RIRA owned 2,353,670 common shares. The estate of Edward L. Machulak has not yet been probated. SM has the authority to vote all of the common shares owned by the SM RIRA.

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9. Sole Dispositive Power

   After the acquisition of General's 3,213,600 common shares on this date, SM owns 3,651,786 common shares and 342,781 common shares are owned by her RIRA for a total of 3,994,567 common shares.

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10. Shared Dispositive Power

    After the disposition of 3,213,600 common shares on this date, General does not own any of the Issuer's common shares.

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    After the acquisition of 3,213,600 of the Issuer's common shares from General, then 3,651,786 common shares are owned by SM, 342,781 common shares are owned by the SM RIRA, and zero shares are owned by General, for a total of of 3,994,567 common shares.

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

    The 1,291,072 common shares owned by Edward L. Machulak, deceased and the 2,353,670 common shares owned by the ELM RIRA are not included with this reporting person's common shares.

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13. Percent of Class Represented by Amount in Row (11) (including the purchase made on this date)

    SM, 11.88%; SM RIRA, 1.11%; General, 0% = combined total of 12.99%.

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14. Type of Reporting Person (See Instructions)

    IN

Item 1.  Security and Issuer

The Issuer is a Wisconsin corporation located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

The class of securities acquired by Sylvia Machulak (SM) to which this statement relates to is 3,213,600 of the Issuer's common shares purchased by the cancellation of debt from General.


Item 2.  Identity and Background

This statement is being filed by SM, an individual, and not as a Director or Officer of the Issuer. SM is a citizen of the United States of America, who since September 1972, resided at 903 West Green Tree Road, Milwaukee, Wisconsin 53217.

SM's deceased husband, Edward L. Machulak, owned approximately 55% of the issued and outstanding common stock of General Lumber & Supply Co., Inc. ("General"), a Wisconsin-chartered corporation. After the disposition of 3,213,600 of the Issuer's common shares to SM in cancellation of a promissory note with a principal balance of $311,600 due to SM by General, General does not own any of the Issuer's total common shares issued and outstanding. The estate of Edward L. Machulak has not yet been probated.

As of August 31, 2009, the SM RIRA owns 342,781 of the Issuer's common shares, which amount to a 1.11% ownership of the Issuer's total common shares issued and outstanding. SM is a Director of the Issuer. She is also a Director of General.

During the past five years or more, SM neither has been charged nor has she been convicted in any criminal proceeding.

During the past five years or more, SM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or was ever subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase of 3,213,600 common shares, $.10 par value, by SM was paid by the cancellation of $311,600 of debt owed by General to SM.

SM's purchase of the Issuer's 3,213,600 common shares, $.10 par value, previously owned by General, is for investment purposes, to obtain liquidity, and for the opportunity to gain a profit. It is believed that the public market value substantially undervalues the common stock.

Item 4.  Purpose of Transaction

The purpose of this transaction is to report SM's purchase of 3,213,600 of the Issuer's common shares from General. Payment was made through the cancellation of $311,600 of debt owed to SM by General. This affords SM, through her share ownership, to substantially increase her stock ownership indirectly and to provide liquidity. She believes that it affords her an opportunity to increase her net worth.

SM has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as disclosed herein;

(b) An extraordinary corporate transaction being in process, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; although the Issuer continues to publicly announce that it is interested in a merger, joint venture, acquisition or a business combination;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

It is possible that, at a future date, SM personally or the SM RIRA may acquire the Issuer's common shares through the open market or privately negotiated transactions. Any such future decision will be made by SM or the SM RIRA in light of the then current financial condition and prospects of the Issuer, the market price of the Issuer's stock, SM's or the SM RIRA's financial condition, and other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of common shares being acquired by SM is 3,213,600 common shares, $0.10 par value. This amounts to approximately 10.45% of the 30,750,869 common shares issued and outstanding as of this date.

(b) The sole power to vote the number of common shares based on the 30,750,869 common shares issued and outstanding as of this date, is as follows:

                                                         Shares       %
                                                       ---------    ----
1. SM's common share ownership (after acquiring
   3,213,600 shares)                                   3,651,786   11.88
2. SM Rollover Individual Retirement Account             342,781    1.11
                                                       ---------   -----
   Balance SM shared power to vote                     3,994,567   12.99
3. General's share ownership (after disposing
   3,213,600 shares)                                           0       0
                                                       ---------   -----
   Balance - shared power to vote common shares        3,994,567   12.99

   SM is a Director of the Issuer. She also is a director and president of General. Her deceased husband, Edward L. Machulak, owned approximately 55% of the issued and outstanding common shares of General. Her share ownership, combined with the ownership of the SM RIRA may comprise a group within the meaning of Section 13(d)3 of the Securities Act.

   In addition, SM's deceased husband, Edward L. Machulak owned 1,291,072 of the Issuer's common shares and his ELM RIRA owned 2,353,670 of the Issuer's common shares, for a total of 3,644,742 common shares, which amount to 11.85% of the Issuer's total common shares issued and outstanding. The estate of Edward L. Machulak has not yet been probated.

(c) To the best of SM's belief and knowledge, with the exception of SM's
    Schedule 13D filing disclosing the acquisition of 3,213,600 of the Issuer's common shares, there were no known transactions within the past 60 days by any of the persons named in response to Item 5(a) other than as stated herein, and with the exception of filings (Form 4, if any) that were required to be filed by him with the U.S. Securities and Exchange Commission, and with the exception of any distribution of shares to SM by the SM RIRA as required.

(d) To the best of SM's belief and knowledge, there is no other person known to have the right to receive or the power to receive dividends or proceeds from the stock options or other rights to stock mentioned herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On August 31, 2009, an agreement was made between General and SM wherein SM accepted 3,213,600 of the Issuer's shares owned by General in full payment of a promissory note with a principal balance of $311,600 due to her from General.

There are no known undisclosed contracts, arrangements, understandings or relationships with the persons named in Item 2 and with respect to the securities of the Issuer other than those disclosed in the Issuer's filings with the U.S. Securities and Exchange Commission.

Item 7.  Material to be filed as Exhibits.

Exhibit A

A copy of the Agreement by and between General and SM dated August 31, 2009.

A copy of General Lumber & Supply Co., Inc.'s Schedule 13D/A (Amendment
9) dated August 31, 2009. (Incorporated by reference as General Lumber & Supply Co., Inc.'s Schedule 13D/A (Amendment 9) dated August 31, 2009 is being filed with the S.E.C. simultaneously with this Schedule 13D)


                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Sylvia Machulak
August 31, 2009                   ______________________________________
     Date                         Sylvia Machulak